As filed with the Securities and Exchange Commission on April 23, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement (Pursuant to Section 13(e)

of the Securities Exchange Act of 1934)

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP

(Name of the Issuer)

Northland Communications Corporation

(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

John S. Whetzell, Chief Executive Officer

Northland Communications Corporation

101 Stewart Street, Suite 700

Seattle, Washington 98101

(206) 621-1351

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Georges H.G. Yates, Esq.

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101-3099

(206) 359-3402

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$17,300,000	$1,982.58

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $1,982.58

Form or registration no.: Schedule 14A – Preliminary Proxy Statement

Filing party: Northland Cable Properties Seven Limited Partnership

Date filed: December 1, 2011

INTRODUCTION.

This Amendment No. 6 to the Rule 13e-3 Transaction Statement, as amended (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Northland Cable Properties Seven Limited Partnership, a Washington limited partnership (“NCP-Seven”), Northland Communications Corporation, a Washington corporation and the managing general partner of NCP-Seven (“NCC”), Northland Cable Television, Inc., a Washington corporation, John S. Whetzell, Chief Executive Officer of NCC, and Richard I. Clark, Executive Vice President of NCC (collectively, the “Filing Persons”).

On October 12, 2011, NCP-Seven entered into an asset purchase agreement to sell certain of its assets to Charter Communications, LLC, an unaffiliated third party (the “Charter Communications Agreement”), for cash in the amount of $3,000,000 (the “Charter Communications Transaction”). On October 14, 2011, NCP-Seven entered into an asset purchase agreement to sell certain of its assets to TruVista Communications of Georgia, LLC, an unaffiliated third party (the “TruVista Agreement”), for cash in the amount of $8,900,000 (the “TruVista Transaction”). On October 21, 2011, NCP-Seven entered into an asset purchase agreement to sell certain of its assets to Northland Cable Television, Inc., an affiliate of NCC (the “NCTI Agreement”), for cash in the amount of $5,400,000 (the “NCTI Transaction”). Through the NCTI Transaction, the Charter Communications Transaction and the TruVista Transaction (together, the “Proposed Transactions”), NCP-Seven agreed to sell substantially all of its assets for the aggregate purchase price of $17,300,000, which may be adjusted pursuant to the terms of the Charter Communications Agreement, the TruVista Agreement and the NCTI Agreement, respectively (the “Asset Purchase Agreements”). This Transaction Statement relates to the proposed sale of one or more of NCP-Seven’s cable systems up to and including a sale of substantially all of NCP-Seven’s assets pursuant to the Proposed Transactions, including the sale of certain of NCP-Seven’s cable systems to an affiliate of the managing general partner pursuant to the NCTI Agreement.

On February 16, 2012, NCP-Seven filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which NCP-Seven solicited proxies from limited partners of NCP-Seven in connection with the above described transactions. The Proxy Statement is incorporated by reference hereto as Exhibit (a)(1). A copy of each of the NCTI Agreement, the Charter Communications Agreement and the TruVista Agreement is attached to the Proxy Statement as Exhibit B, Exhibit C and Exhibit D, respectively and each is incorporated herein by reference. This Amendment relates to the results of the April 17, 2012 special meeting of limited partners of NCP-Seven regarding the above described transactions.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.

Item 15(c) of the Schedule 13E-3 is hereby amended and supplemented by adding the following at the end thereof:

On April 17, 2012, at the special meeting of limited partners of NCP-Seven, limited partners voted to authorize NCP-Seven and its managing general partner to sell one or more of NCP-Seven’s cable systems up to and including substantially all of NCP-Seven’s assets to Northland Cable Television Inc., an affiliate of the managing general partner of NCP-Seven, Charter Communications, LLC, a Delaware limited liability company, and TruVista Communications of Georgia, LLC, a Georgia limited liability company, pursuant to the Proposed Transctions, and to take all steps necessary to complete such sale. A total of 33,728.9044 units, or 93.26% of the units voted at the meeting, were cast in favor of authorizing the Proposed Transactions, representing 67.93% of the total units outstanding and entitled to vote at the meeting.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

(a)(5) Letter to Limited Partners, dated April 23, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 20, 2012

NORTHLAND CABLE PROPERTIES SEVEN LIMITED PARTNERSHIP

By:	NORTHLAND COMMUNICATIONS CORPORATION
Managing General Partner

By:	/S/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/S/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION

By:	/S/ JOHN S. WHETZELL
John S. Whetzell, Chief Executive Officer

By:	/S/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

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